SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Avidity Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05370A108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,956,558*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,956,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,956,558*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%*
14	TYPE OF REPORTING PERSON PN, IA

*As of the date hereof. On September 1, 2022, the Reporting Person may have been deemed to beneficially own 4,820,784 Shares, representing 9.2% of the 52,127,032 Shares outstanding as of July 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,956,558*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,956,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,956,558*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%*
14	TYPE OF REPORTING PERSON IN, HC

*As of the date hereof. On September 1, 2022, the Reporting Person may have been deemed to beneficially own 4,820,784 Shares, representing 9.2% of the 52,127,032 Shares outstanding as of July 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on June 22, 2020 (the “Schedule 13D”), with respect to the Shares of the Issuer.

Items 2, 3 and 5 (a)-(c) of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by (i) RTW Investments, LP (“RTW Investments”), a Delaware limited partnership, and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares directly held by the RTW Funds; and (ii) Roderick Wong, M.D. (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The principal business address of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.

(c) The principal business of RTW Investments is serving as investment adviser to the RTW Funds. Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RTW Investments is a limited partnership organized in Delaware. Dr. Wong is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used for the purchase of the Shares reported herein was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein was approximately $62.4 million.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person as of the date hereof is based upon 66,446,625 Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on December 16, 2022.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 5 of 6 Pages

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Shares effected by the Reporting Persons since the date of event which required the filing of this statement, which were all in the open market, are set forth on Schedule 1 attached hereto.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2023

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

SCHEDULE 1

Transactions in the Shares of Common Stock

The following table sets forth all transactions in the shares of Common Stock effected since the date of event which required the filing of this statement. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/01/22	25,784	21.18
09/14/22	350,000	20.00
12/16/22	(50,000)	19.51
12/16/22	(30,000)	19.26
12/16/22	(34,783)	19.01
12/16/22	(45,000)	18.51
12/16/22	(50,000)	18.42
12/16/22	(100,000)	18.40
12/16/22	(25,000)	18.00
12/16/22	869,565	17.25
12/19/22	(25,000)	19.00
12/19/22	(25,000)	19.01
12/19/22	(42,069)	18.64
12/20/22	(7,931)	19.02
01/03/23	(1,694)	20.25
01/03/23	27,414	20.25
02/01/23	325,272	23.93